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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 10SB
   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
                          Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                                 -------------


                                MOBILEVEST, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


         Florida                                        59-3382592
-------------------------------             ------------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)



5623 U.S. Highway 19, Suite 217
New Port Richey, Florida                                          34652
----------------------------------------                        --------
(Address of Principal Executive Officer)                        Zip Code



                                 (727) 845-8596
                   -------------------------------------------
                   Registrant's Telephone Number and Area Code


                                 -------------


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                 NAME OF EACH EXCHANGE
       TITLE OF EACH CLASS                     ON WHICH EACH CLASS IS TO
        TO BE REGISTERED                             BE REGISTERED
       ------------------                      -------------------------
             None                                       None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, .001 par value per share
                     --------------------------------------
                                (Title of Class)


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




                                TABLE OF CONTENTS

ITEM 1.   DESCRIPTION OF BUSINESS................................  1

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS....................  4

ITEM 3.   DESCRIPTION OF PROPERTY................................  7

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT.................................. 10

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS.......................... 11

ITEM 6.   EXECUTIVE COMPENSATION................................. 12

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
          TRANSACTIONS........................................... 12

ITEM 8.   DESCRIPTION OF SECURITIES TO BE REGISTERED............. 13

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE
          REGISTRANT'S COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS.................................... 14

ITEM 2.   LEGAL PROCEEDINGS...................................... 15

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH
          ACCOUNTANTS............................................ 15

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES................ 15

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.............. 17

          FINANCIAL STATEMENTS AND EXHIBITS...................... 19

                                    PART III

ITEM 1.   INDEX TO EXHIBITS...................................... 19

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         MobileVest, Inc. ("MobileVest") purchases, owns and operates manufactured housing communities. In addition to the management of such communities, MobileVest generates revenues through the rental of lots and the sale of new and used mobile homes for placement in its properties. As of April 19, 1999, MobileVest owned and managed a portfolio of four manufactured housing communities located in Florida (the "Properties"). These Properties are located in Sebring, Lake Wales and Frostproof, Florida.

         MobileVest intends to use a roll-up strategy to acquire additional manufactured housing communities in Florida. In March 1999, MobileVest signed a letter of intent with MHP Group, L.C. and related companies ("MHP") to purchase eight (8) mobile home parks with an asset value approaching $24,000,000. MobileVest intends to complete all of these acquisitions by September 15, 1999. If all of these acquisitions close, MobileVest will own a total of twelve (12) parks, mostly located in Central Florida. The new parks would be located in New Port Richey, North Fort Meyers, Fort Pierce, Largo and Zephyrhills, Florida. However, there can be no assurances that any or all of these transactions will close.

         On March 31, 1999, MobileVest entered into a definitive agreement with MHP to purchase a mobile home park in Ft. Meyers, Florida, which is one of the eight mobile home parks described in the letter of intent. The purchase price is $1,900,000, payable with a minimum of seventy five percent cash and the remaining twenty five percent with MobileVest's common stock valued as of the closing date. On April 27, 1999, MobileVest has entered into a definitive purchase agreement with JTA, Inc., a Florida corporation, to acquire a manufactured housing community in Orlando, Florida. The purchase price for this acquisition is $855,000 payable in cash at the closing. Assurances can not be given that these specific acquisitions will close.

INDUSTRY

         A manufactured housing community is a residential development designed and improved for the placement of single family manufactured homes which are produced off-site and installed within the community. The owner of each home leases the site on which it is situated. Modern manufactured housing communities, such as the Properties, are similar to typical residential subdivisions usually containing centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and television services. Utilities are provided or arranged for by the owner of the community. Some communities provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities.

HISTORY OF MOBILEVEST

         In June 1997, MobileVest purchased its first mobile home community in Sebring, Florida from Southwest Mortgage Corporation, a company solely owned by Edgar Fox, the Chairman of MobileVest. See "Related Transactions." On April 16, 1998, MobileVest began trading on the OTC Bulletin Board. In August 1998, MobileVest acquired two more mobile home parks in Frostproof, Florida. These acquisitions added $1.2 million in assets and $205,000 in annual revenues. In December 1998, MobileVest closed on its fourth mobile home park, Enchanted Grove Mobile Home Park in Lake Wales, Florida. This acquisition added $1.5 million in assets and $175,000 in annual revenues. The Enchanted Grove property is valued at over $1,500,000 and is expected to provide annual revenues equal to $240,000.

BUSINESS STRATEGY

         MobileVest expects to derive profit in three basic ways: (1) the successful operation of manufactured housing communities, (2) the sale of new and used homes to tenants in its communities and (3) the purchase and sale of manufactured housing communities.

         MobileVest believes that the successful operation of manufactured housing communities involves a number of critical factors. First, costs must be maintained at or below industry norms. MobileVest has developed the methods to greatly reduce operational costs. As a result of managing multiple communities, MobileVest can benefit from the efficiencies of operating multiple communities. A second requirement for operational success is the development of a high occupancy rate. By placing homes on vacant lots, MobileVest is able to grow a community quickly and profitability. Depending on the community, MobileVest is prepared to rent vacant lots, rent lots with homes, and sell both used and/or new homes on its rental lots. When financing is easily secured by the purchaser, MobileVest will offer lease purchase plans where appropriate. This diversity allows MobileVest to avoid any periods of loss while growing a community to full occupancy.

         MobileVest sells new and used homes to tenants in its communities. Since tenants often purchase a home already on-site within a community, this services enhances occupancy and property performance. Furthermore, when a home owner moves his home out of a fully occupied community, MobileVest will replace the home on the lot and realize a profit on the sale of the home in addition to normal lot rental.

         MobileVest intends to acquire and sell additional manufactured housing communities. MobileVest has carefully analyzed and developed pricing formulas for the purchase of mobile home communities. MobileVest has built an extensive catalog of potential acquisition properties which it believes can be purchased at a discount and operated profitably. MobileVest's strategy is to minimize risk by only acquiring communities that are already fully operational, with predictable revenues and expenses.

         MobileVest quadrupled its portfolio of manufactured home communities in fiscal 1998 through acquisitions. MobileVest believes that the opportunities for property acquisitions are particularly attractive at this time because of increasing acceptability of and demand for manufactured homes and continued constraints on the development of new manufactured housing communities. Over the past 10 to 15 years, many counties in Florida have adopted more and more restrictive zoning laws. These counties are reluctant to zone any more land in Florida for the development of manufactured housing communities. For example, many counties will not allow a mobile home community to be developed on 50 acres of land or more. Environmental laws have become more restrictive as well.

         The most common source for discount purchases is family owned communities where the family members are looking to retire. Other sources include owners with other interests, absentee owners and owner/operators who are looking for other opportunities. Furthermore, as communities appreciate in value and their market value exceeds MobileVest's determined value of the community to the business, MobileVest intends to sell the communities. As such, mobile home communities are a commodity which MobileVest will seek to purchase at a discount and sell at a premium.

         On March 10, 1999, MobileVest announced that it had signed a letter of intent with MHP Group, L.C. and related companies to purchase eight (8) mobile home parks with an asset value approaching $24,000,000. The consideration for this acquisition will include both cash and stock. As a result of these acquisitions, MobileVest expects its annual revenues to increase to almost $4,000,000 which represents an increase of over 600% from current revenues. This acquisition, is expected to close by September 15, 1999 will bring the total number of mobile home parks managed by MobileVest to twelve (12) parks, mostly located in Central, Florida. The new parks are located in New Port Richey, North Fort Meyers, Fort Pierce, Largo and Zephyrhills, Florida.

PROPERTY MANAGEMENT AND EMPLOYEES

         MobileVest utilizes a resident administrator for the on-site administration of each of the Properties. MobileVest's property management strategy emphasizes intensive, hands-on management by dedicated, on-site property managers. MobileVest believes that this on-site focus enables it to continually monitor and address tenant concerns, the performance of competitive properties and local market conditions. MobileVest's property managers are overseen by Edgar Fox, Chairman of MobileVest, who has 25 years of experience in the commercial real estate industry. Of MobileVest's 9 employees, 6 are located on-site as property managers, support staff or maintenance personnel.

         Each property manager performs regular inspections in order to continually monitor the property's physical condition and provide managers with the opportunity to understand and effectively address tenant concerns. In addition to a property manager, all of the Properties has/have an on-site maintenance person and management support staff. MobileVest holds periodic training sessions for all property management personnel to ensure that management policies are implemented effectively and professionally.

         As of March 31, 1999, MobileVest had 9 full-time employees. In addition, the Company has 0 part-time employees.

COMPETITION

         All of the Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured home community properties in a particular area could have a material effect on MobileVest's ability to lease sites at its Properties or at any newly acquired properties and on the rents charged at such properties. Although MobileVest believes it has adequate capital resources, MobileVest competes with other companies that may have greater resources and more experience that MobileVest. In addition, other forms of multi-family residential properties and single-family housing provides housing alternatives to potential tenants of manufactured housing communities.

REGULATIONS AND INSURANCE

         General. Manufactured housing community properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas. MobileVest believes that each Property has the necessary operating permits and approvals.

         Americans with Disabilities Act ("ADA"). The Properties and any newly acquired manufactured housing communities must comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that public facilities such as clubhouses, pools and recreation areas be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and other capital improvements at MobileVest's properties. Noncompliance could result in imposition of fines or an award of damages to private litigants. MobileVest does not believe that the ADA will have a material adverse impact on MobileVest's results of operations.

         Rent Control Legislation. State and local rent control laws in Florida limit MobileVest's ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Florida has enacted a law which provides that a majority of tenants in a manufactured housing community may require that a proposed increase in site rental rates, reduction in services or utilities or change in the communities' rules and regulations be submitted for formal mediation or arbitration if they believe that the proposal is unreasonable. MobileVest presently expects to continue to operate manufactured housing community properties in Florida, and may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

         The following analysis of MobileVest's financial condition as of MobileVest's results of operations should be read in conjunction with

MobileVest's financial statements and notes thereto included elsewhere in this Form 10-SB.

Results of Operations

Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 1998

         Total revenues were in $116,660 for the three months ended March 31, 1999 compared with $18,510 for the three months ended March 31, 1998, an increase of 530.3%. This increase in revenues is attributable to MobileVest's ownership of three mobile home communities in the first quarter of 1999.

         General and administrative expenses were $146,343 for the first three months ended March 31, 1999 compared with $45,937 for the three months ended March 31, 1997, an increase of 218.6%. This increase in general and administrative expenses is a result of the increased expenses of the three acquired mobile home communities. General and administrative expenses, include but are not limited to, the following expenses: interest expenses, depreciation and property and other taxes. Interest expense in the first quarter of 1999 was $51,113 compared with $15,089 in the first quarter of 1998. Depreciation expenses was $16,860 in the first quarter of 1999 compared with $6,000 in the first quarter of 1998. Property and other taxes were $8,567 in the three months ended March 31, 1999 compared with $1,950 in the first three months ended March 31, 1998. Management fees were $19,600 in the first quarter of 1999 compared to $13,400 in the first quarter of 1998. All of the increases in these expenses are attributed to the acquisition of the mobile home communities.

         Two new expenses were classified as general and administrative expenses during the first quarter of 1999. Expenses for legal and professional fees were $10,164 and vehicle expenses were $788 during the first quarter of 1999. The legal fees were incurred as a result of MobileVest's engagement of a law firm to prepare its Form 10-SB for filing with the Securities and Exchange Commission. The vehicle expense arose from MobileVest's purchase of a vehicle to service the mobile home parks.

         Thus, MobileVest's loss from operations was $29,683 in the first quarter of 1999 compared with $27,427 in fiscal 1997. Other income consisted of interest income of $1,999 in the first quarter of 1999 compared with $1,759 in the first quarter of 1998.

         As a result of the foregoing, MobileVest's net loss in the first quarter of 1999 was $27,684 compared with $25,668 in the first quarter of 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1998

         Total revenues were in $183,087 in fiscal 1998 compared with $42,959 in fiscal 1997, an increase of 326.2%. This increase in revenue is attributable to MobileVest's acquisition of three mobile home communities in fiscal 1998.

         General and administrative expenses were $297,629 in fiscal 1998 compared with $112,324 in fiscal 1997, an increase of 165%. This increase in general and administrative expenses is a result of the increased expenses of the three acquired mobile home communities. General and administrative expenses, include but are not limited to, the following expenses: interest expenses, depreciation, property and other taxes and management fees. Depreciation expenses were $33,623 in fiscal 1998 compared with $15,499 in fiscal 1997. Property and other taxes were $10,422 in fiscal 1998 compared with $8,350 in fiscal 1997. Management fees were $58,724 in fiscal 1998 compared with $31,450 in fiscal 1997. All of the increases in these expenses are attributed to the acquisition of the mobile home communities.

         Two new expenses arose during fiscal 1998, expenses for material were $21,756 and expenses for advertising were $1,204. In 1998, MobileVest sold used mobile home parks and the material expenses were the costs associated with the sale of those homes.

         Thus, MobileVest's loss from operations was $114,542 in fiscal 1998 compared to $69,365 in fiscal 1997. Other income consisted of interest income of $13,857 in fiscal 1998 compared with $5,762 in fiscal 1997. The increase in interest income resulted from an increase in lease purchase agreements, as well as payments made by individuals who purchased used mobile homes. This increase is also affected by the fact that the interest income occurred for only a portion of 1997, but during all of 1998. Other expenses of an unrealized loss on the expiration of a real estate purchase option in the amount of $19,376 in fiscal 1997.

         As a result of the foregoing, MobileVest's net loss in fiscal 1998 was $120,061 compared with $64,440 in fiscal 1997.

Liquidity and Capital Resources

         MobileVest has financed its working capital requirements primarily with sales of its common stock and by receiving loans from Edgar Fox, its Chairman and Southwest Mortgage Corporation, a company wholly owned by Mr. Fox. MobileVest had negative working capital of $351,848 at March 31, 1999, compared to negative working capital of $330,668 at December 31, 1998 and $28,498. MobileVest's working capital deficit increased greatly during 1998 as a result of current liabilities increasing as a result of MobileVest's acquisition of three mobile home communities. MobileVest's current liabilities increased by $304,618 from fiscal 1997 to fiscal 1998 primarily due to a $168,063 note due to a related party and a $119,000 increase in the current portion of the debt.

         During fiscal 1998 and 1997, MobileVest raised $602,721 of net proceeds in a Rule 504 offering. MobileVest has also received financing in the form of a loan in the amount of $168,063 from Southwest Mortgage, a company wholly owned by Edgar Fox, MobileVest's Chairman, in connection with its acquisition of a mobile home community in Frostproof, Florida.

         Net cash used in operating activities during fiscal 1998 and fiscal 1997 remained relatively constant at $64,544 in fiscal 1998 and $60,658 in fiscal 1997. Net cash used in investing activities increased from $29,529 in fiscal 1997 to $381,231 in fiscal 1998, primarily as a result of MobileVest's acquisition of three mobile home communities.

         Net cash received from financing activities increased from $2,749 in fiscal 1997 to $5,797 in fiscal 1998. MobileVest raised $454,478 from the issuance of common stock, but this increase was offset by a $94,911 payment on a debt. During the first quarter of 1999, net cash provided by financing activities was $26,629, which resulted from $51,799 of proceeds raised from sale of common stock offset by a $25,170 payment on a debt.

Going Concern Qualification

         MobileVest's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. MobileVest reported net losses of $120,061 and $64,440 in fiscal 1998 and fiscal 1997, respectively. To address these issues, MobileVest intends negotiating with several entities concerning the private placement of up to $5,000,000 in additional capital and intends to raise an additional $200,000 in a Rule 504 offering that has not been completed. In order to improve cash flow and profitability, MobileVest intends to acquire other mobile home communities. MobileVest has also improved and expanded its managerial, financial and marketing capabilities by hiring a number of key executives during fiscal 1999.

Year 2000 Readiness

         MobileVest has completed an assessment of whether its systems and those of third parties which could have a material impact on its business will function properly with respect to dates in 2000 and thereafter. MobileVest has determined that none of its systems require modification. MobileVest believes the only third parties that could have a material impact on its business are the major financial institutions that process its collections of accounts receivables and monthly dues by the electronic payment methods. The Company believes these financial institutions are currently working on modifications to their internal systems to insure these systems will function properly with respect to dates in 2000 and thereafter and expects these modifications will be completed in 1999. MobileVest does not anticipate that noncompliance, if any, with Year 2000 of any non- information technology systems, such as embedded micro controllers, will materially or adversely affect its business. MobileVest is currently undertaking an analysis of worst- case scenarios and developing contingency plans to deal with these scenarios.

ITEM 3.  DESCRIPTION OF PROPERTY

         General. MobileVest owns four manufactured home communities containing an aggregate of 209 mobile home sites and 81 recreational vehicle sites. These communities are located in Sebring, Frostproof (2 communities) and Lake Wales, Florida. The Company also has its corporate office in Port St. Richey, Florida, which it leases from Lawrence Beeler. The lease is on a month to month basis and the monthly rental is $313.50 per month.

         MobileVest believes that the Properties provide attractive amenities and common facilities that create a comfortable and attractive community for the residents, with most offering a clubhouse, a swimming pool, laundry facilities and cable television services. Many also offer additional amenities such as sauna/whirlpool spas, golf courses, tennis, shuffleboard and basketball courts and exercise rooms. Since residents own their homes, it is their responsibility to maintain their homes and the surrounding area. It is management's role to insure that residents comply with community policies and to provide maintenance of the common areas, facilities and amenities. MobileVest holds periodic meetings of its property management personnel for training and implementation of MobileVest's strategies. The Properties historically have had and MobileVest believes they will continue to have low turnover and high occupancy rates due in part to this strategy.

         The following table sets forth information relating to the Properties owned by MobileVest as of April 8, 1998. MobileVest acquired three of the four properties in fiscal 1998, so this information is based on numbers that were obtained from previous management.

                  Location          Number of
Community         City, State         Sites                  Occupancy
---------         -----------         -----                  ---------
                                   Mobile Homes      RVs    Mobile Homes    RVs
Midwest Mobile
Home Park         Sebring, FL          70            0         100%         --

Clinch Lake
Mobile Home
Park              Frostproof, FL       56            47         95%         26%

Clinch Lake
Manor             Frostproof, FL       33            7         100%         43%

Enchanted Grove   Lake Wales, FL       120           27         73%         75%
--------------------------------------------------------------------------------

                    Location                                       % of Gross
Community           City, State            Annual Rental           Annual Rental
---------           -----------            -------------           -------------

Midwest Mobile
Home Park           Sebring, FL            $150,000                28.30%

Clinch Lake
Mobile Home
Park                Frostproof, FL         $205,000                36.68%

Clinch Lake
Manor               Frostproof, FL         (See above)             (See above)

Enchanted Grove     Lake Wales, FL         $175,000                33.02%


         Indebtedness. At March 31, 1999, the aggregate amount of indebtedness encumbering the Properties was approximately $2,950,702. The amounts outstanding as of March 31, 1999 for the indebtedness encumbering each of these Properties is set forth (in thousands) in the following table. prepayment of these debt obligations will not result in significant prepayment penalties.


                                       Amount of        Interest      Amorti-       Indebtedness
Security Pledged as Collateral         Indebtedness     Rate          zation      due at Maturity
------------------------------         ------------     ----          ------      ---------------
Midwest Mobile Home Park               $ 54,722         12%           11/03           $46,269
                                         51,628         8%             8/99            50,466
                                        469,102         8%            12/03           434,283
Clinch Lake Manor                       842,000         9%             9/02           702,738
Clinch Lake RV                           33,500         6%             8/99            33,250
Enchanted Grove                       1,300,000         7% to 9%       1/04         1,300,000
                                      ---------
                                      2,750,702


         Depreciation. The following table sets forth information on the Properties on which depreciation is taken with respect to the federal tax basis of such Properties and the components thereof.

                                                              Enchanted
                              Midwest        Clinch Lake        Grove
                           Mobile Home      Mobile Home       Mobile Home
                              Park             Park              Park          Corporate         Total
                           --------------------------------------------------------------------------------

Land                       195,000.00         832,916.88      1,007,796,57      180,000.00     2,215,713.45
                           ================================================================================


Furniture and Fixtures       6,695.84           3,304.16                                          10,000.00
Motor Vehicles               5,217.10                                            18,019.70        23,336.80
Buildings                  245,000.00          80,000.00        167,500.00                       492,500.00
Park Improvements          393,688.06         250,000.00        300,000.00                       943,688.06
Mobile Homes                22,500.00          55,000.00         35,000.00                       112,500.00
                          ---------------------------------------------------------------------------------
                           673,201.00         388,304.16        502,500.00       18,019.70     1,582,024.86
                          =================================================================================

Depreciation is provided for using the straight line method over the estimated useful lives for each asset which are as follows: park improvements for 15-20 years, buildings for 40 years, mobile homes for 40 years, mobile fixtures for 5 years and furniture & fixtures for 7-10 years.

         The 1998 annual real estate taxes were $8,133.02 on Midwest Mobile Home Park, $16,342.35 on Clinch Lake and are estimated to be approximately $13,153 on Enchanted Grove.

         Programs to Renovate or Develop the Properties. MobileVest has entered into a contract to build a new washroom and laundry room at Clinch Lake Manor for $30,000. Additionally, the roads throughout Clinch Lake will be resurfaced for approximately $7,500. Enchanted Grove will have its road resurfaced for approximately $15,000 and Mobile Vest intends to add approximately 30 new mobile home units over the next three years. All of these expenditures will be paid from current income.

         Leases. The typical lease entered into between a tenant and MobileVest for the rental of a site is month-to-month or year-to-year, renewable upon the consent of both parties, or, in some instances, as provided by statute. These leases are cancelable for non-payment of rent, violation of community rules and regulations or other specified defaults. See "Regulations and Insurance."

         Insurance. Management believes that the Properties are covered by adequate fire, floor, property and business interruption insurance provided by reputable companies and with commercially reasonable deductibles and limits. MobileVest believes its insurance coverage is adequate based on MobileVest's assessment of the risks to be insured, the probability of loss and the relative cost of available coverage. MobileVest has obtained a title insurance insuring fee title to the Properties in an aggregate amount which MobileVest believes to be adequate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director of MobileVest,
(ii) the executive officers named in the Summary Compensation Table, (iii) all directors and officers of MobileVest as a group and (iv) each shareholders known by MobileVest to be a beneficial owner of more than 5% of any class of MobileVest's voting securities as of March 31, 1998. Except as otherwise indicated, each of the shareholders listed below has voting and investment power over the shares beneficial owned and the address of each beneficial owner is c/of MobileVest, 5623 U.S. Highway 19, Suite 217, New Port Richey, Florida 34652. As of May 18, 1999, MobileVest had 7,935,481 shares of its common stock issued and outstanding. An asterisk indicates beneficial ownership of less than 1% of the outstanding MobileVest common stock.

Name of Individuals or Number      Amount and Nature of
of Persons in Group                Beneficial Ownership      Percentage of Class
-------------------                --------------------      -------------------

Edgar Fox                             1,510,000(1)                19.0%
Charles Tokarz                           39,000(2)                  *
Dennis Dawson                           300,000(3)                 3.8%
Doulgas Black                           100,000(4)                 1.3%
All Officers and Directors            1,749,000                   24.6%


as a group (4 persons)

(1) Includes 935,000 shares held by Southwest Mortgage Corporation, a corporation controlled by Edgar Fox. Also includes options to acquire 400,000 shares of MobileVest's common stock at $.25 per share, the fair market value on the date of grant, which expire in November 2003.

(2) Mr. Tokarz owns his shares jointly with his wife, Victoria Tokarz.

(3) Includes options to acquire 200,000 shares of MobileVest's common stock at $.25 per share, the fair market value on the date of grant, which expire in November 2003.

(4) Represents options to acquire 100,000 shares of MobileVest's common stock at $.25 per share, the fair market value on the date of grant, which expire in November 2003.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of MobileVest are:

           Edgar L. Fox         Chairman
           Charles Tokarz       Chief Financial Officer, Treasurer and Director
           Douglas Dawson       Secretary and Director
           David Black          Director

         Edgar L. Fox has served as Chairman of MobileVest since its formation in March 1995. He also served as MobileVest's President from its formation in March 1995 until February 1999. Mr. Fox has more than 25 years of experience in commercial real estate, insurance, and mortgage brokerage. As president of SouthWest Mortgage Corporation, he holds a Real Estate Mortgage Broker license in the State of Florida. Mr. Fox is also the president of First Real Estate Center, Inc., a licensed real estate brokerage firm. As president of MobileVest, Mr. Fox oversees all operations of MobileVest. His responsibilities include all manufactured home community acquisitions, sales, and expansions of the properties.

         Charles Tokarz has served as MobileVest's Chief Financial Officer, Treasurer and Director since March 1999. Mr. Tokarz is a certified public accountant with over twenty years of business, finance, and financial planning experience. He specializes in real estate accounting and finance. His prior professional experience includes serving as President of a NASD broker/dealer specializing in equity funding for real estate projects and as chief financial officer and treasurer for a publicly traded wholesale distributor. Previous positions held by Mr. Tokarz include Vice President and controller for two developers of luxury condominiums and office buildings, as well as controller of a country club owned by a NYSE company. Mr. Tokarz has a BS Degree and an MBA from the University of Massachusetts and holds a Florida Real Estate Broker's license.

         Douglas J. Dawson has served as a Director of MobileVest since August 1996 and as its Secretary since March 19, 1999. Mr. Dawson received his Bachelor of Arts and Masters Degrees from Michigan State University. For thirteen years, Mr. Dawson, a certified public accountant, held the positions of Chief Financial Officer and Vice President of Finance, Marketing, Administration and International Operations at Domino's Pizza, Inc. His knowledge of financing and his contacts in the financial arena will enable MobileVest to obtain the most cost effective financing on communities acquired. Currently Mr. Dawson owns three Domino's Pizza stores in Florida, as well as an automobile air-conditioning company. A former member of the board of directors for a number of high profile corporations, including Michigan National Bank and the Detroit Tigers Baseball Organization, Mr. Dawson has the energy and experience to be a valuable addition to the MobileVest Board of Directors.

         David Black has served as a Director of MobileVest since its formation in March 1995. Mr. Black developed his leadership skills and knowledge of management while at Domino's Pizza, Inc., a multinational company with $2.65 billion in sales and $1.1 billion in corporate revenues. At Domino's Pizza for thirty years, Mr. Black rose through the ranks from store management to President of the corporation. He currently owns approximately twenty-five stores throughout Florida and South Carolina. Mr. Black's background will allow him to aid in forecasting and planning MobileVest's financial future. Mr. Black is a graduate of the University of Florida at Gainesville.

         Directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Directors are not compensated for their services on the board; however, they are reimbursed for expenses incurred in attending board meetings. On various occasions, the directors have received grants of stock options and/or stock for their services rendered to MobileVest.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table sets forth compensation paid by MobileVest for the three fiscal years ended December 31, 1998 for services in all capacities for its Chairman. No other principal executive officer received a total annual salary and bonus from MobileVest which exceeded $100,000.

                                             Restricted             Other
Position             Year        Salary     Stock Awards        Compensation
--------             ----        ------     ------------        ------------

Chief Executive      1998        $18,000                     400,000 options(1)
Officer and          1997        $12,000    3,200,00(2)

President            1996             -

(1)Represents options to acquire 400,000 shares of MobileVest's common stock at an exercise price of $.25 per share, the fair market value on the date of grant, which expire in November 2003.
(2)Represents restricted shares of MobileVest's common stock.

Employment Agreement

         Edgar Fox has had a verbal employment agreement with MobileVest during 1997 and 1998. Under the terms of his verbal agreement, Mr. Fox receives $40,000 per year for his services. However, due to lack of available funds, Mr. Fox only received $12,000 in 1997 and $18,000 in 1998 and waived the difference.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 30, 1997, MobileVest's acquired its manufactured home community in Sebring, Florida from Southwest Mortgage Corporation, a company which is wholly owned by Edgar Fox. MobileVest acquired the manufactured home community in Sebring, Florida for approximately $875,000, developed land in Citrus City, Florida for $180,000, assuming approximately $600,000 and $130,000 in related liabilities, respectively. Additionally, Southwest Mortgage received 1,500,00 shares of common stock in this transaction. Southwest Mortgage acquired the Sebring community on December 15, 1993 for approximately $600,000.

         In September 1998, MobileVest entered into an acquisition agreement to acquire a mobile home community in Frostproof, Florida. The contract contained a provision that MobileVest provide the seller with 200,000 shares of MobileVest's restricted common stock for a two (2) year period. At the end of the two year period, the seller had the option of keeping the stock or MobileVest would guarantee a purchase buy-out of $300,000. On behalf of MobileVest, Southwest Mortgage Corporation, a company wholly owned by Edgar Fox provided the seller with 200,000 shares of MobileVest's common stock. In consideration for the stock, MobileVest issued a note to Southwest Mortgage Corporation in the amount of $168,000. In April 1999, MobileVest issued 200,000 shares of its common stock to Southwest to replace the 200,000 shares that it had transferred to MobileVest in September 1998 and cancelled the note.

ITEM 8.  DESCRIPTION OF SECURITIES

         MobileVest's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value and 5,000,000 shares of Preferred Stock, $1.00 par value. As of May 18, 1999, 7,935,481 shares of its Common Stock and no shares of its Preferred Stock were issued and outstanding.

COMMON STOCK

         The holders of the Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board, of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of MobileVest, the holders of the Common Stock are entitled to receive the net assets of MobileVest in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding.

PREFERRED STOCK

         MobileVest's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix by resolutions, conditional, full, limited or no voting powers and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Florida law), liquidation preferences, dividends rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. MobileVest has no present plans to issue shares of Preferred Stock.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of corporation (or their affiliates). Florida law and MobileVest's Articles and Bylaws also authorize MobileVest to indemnify MobileVest's directors, officers, employees and agents. In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

TRANSFER AGENT

         MobileVest's Transfer Agent is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRATION'S
         COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         MobileVest's common stock is traded in the over the counter market under the symbol "MOBV". The following table set forth the high and low bid and ask prices, as reported by the National Quotation Bureau, Inc. for MobileVest's Common Stock for the calendar periods indicated. These quotations reflect intermediate prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions. MobileVest's common stock began trading in the OTC Bulletin Board on April 16, 1998, so information is provided beginning in the second quarter of 1998.

Quarter Ended                 High Bid                Low Bid
-------------                 --------                -------

June 30, 1998                 2.4375                  1.0625
September 30, 1998            3.6875                   .625
December 31, 1998             1.3125                   .1563
March 31, 1999                1.5625                   .2188

         Prior to April 16, 1998, MobileVest's common stock was traded privately and there was not active trading market for its common stock.

         The approximate number of common stockholders of record of MobileVest's common stock as of May 4, 1999 was 129.

DIVIDEND POLICY

         MobileVest has never paid cash dividends on its Common Stock. Payment of dividends will be within the sole discretion of MobileVest's Board of Directors and will depend, among other factors, upon earnings, capital requirements and the operating and financial condition of MobileVest. At the present time, MobileVest's anticipated financial capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the development of its business.

ITEM 2.  LEGAL PROCEEDINGS

         There are no legal proceedings pending to which MobileVest is subject, nor to the knowledge of MobileVest are any such legal proceedings threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         During the last two fiscal years, MobileVest has not had any changes in or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth the Company's sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on Section 4(2) and/or Section 3(b) of the Securities Act.

         1. In April 1997, the Company issued 3,200,000 shares of its common stock to Edgar L. Fox. Mr. Fox received these shares as consideration for services that he had performed for MobileVest in its initial organizational activities. Inasmuch as Mr. Fox was the founding shareholder of MobileVest and had knowledgeable and access to comprehensive information about MobileVest, the shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         2. In April 1997, the Company issued 1,500,000 shares of its common stock to Southwest Mortgage Corporation in connection with its acquisition of the Sebring mobile home community. MobileVest acquired the manufactured home community in Sebring, Florida for approximately $875,000 and developed land in Citrus City, Florida for approximately $180,000, assuming approximately $600,000 and $130,000 in related liabilities, respectively. Additionally,

Southwest Mortgage received 1,500,000 shares of common stock in this transaction. Inasmuch as Southwest Mortgage Company and Edgar Fox, the sole shareholder of Southwest, had knowledgeable and access to comprehensive information about MobileVest, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         3. In April 1997, the Company issued 1,300,000 shares of its common stock to officers, directors, employees and others in satisfaction of certain liabilities, including compensation which were accrued in 1997 and 1996 for services rendered. The shares were issued to:

                                               Number of
         Name of Recipient                     Shares Received
         -----------------                     ---------------

         Dennis Fox                              100,000
         Darrell Eichoff                         300,000
         Harry Million                           100,000
         Douglas Dawson                          100,000
         Bruce Moreland                           50,000
         Jeffrey Dale Welsh                      300,000
         Ford and Wilma Hilbert                  150,000
         Earline and Miles Whitner               150,000
                                               ---------
                                               1,300,000

         Inasmuch as the employees, executives and directors who received the Shares of MobileVest's common stock were knowledgeable, sophisticated or had access to comprehensive information to MobileVest, such transactions were undertaken were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         4. In April 1997, MobileVest completed a private offering of 10,000 units, each unit consisting of 50 shares of common stock and 95 redeemable common stock purchase warrants at a price of $5.00 per unit. The offering and sale of the units was made in reliance on Rule 504 of the Securities Act of 1933, as amended. The units were only offered and sold to 8 accredited investors and 18 non-accredited investors, who represented that they had no need for liquidity in their investment and had adequate financial resources to withstand a total loss on their investment.

         5. During 1998, 950,000 warrants were exercised by the accredited and non-accredited investors who purchased units in MobileVest's Rule 504 offering (described in paragraph 4 above). The exercise of the warrants was made in reliance on Rule 504 of the Securities Act of 1933, as amended. The warrant holders all represented that they had no need for liquidity in their investment and had adequate financial resources to withstand a total loss on their investment.

         6. In November 1998, MobileVest granted options to purchase common stock at $.25 per share to its directors for unremunerated services provided to MobileVest. The exercise price of $.25 per share was determined by the Board of Directors to be the fair market value of MobileVest's Common Stock as of November 3, 1998. Edgar Fox, Douglas Dawson, Dennis Fox (previously a member of the Board of Directors) and David Black received 400,000, 200,000, 100,000 and 100,000 options, respectively. These options can be exercised anytime, with written notice and payment to MobileVest, until November 2003. At this time, the Board also issued 20,000 shares of its common stock to Charles Tokarz as compensation for services rendered to MobileVest. Inasmuch as the directors who received the options were knowledgeable, sophisticated and had access to comprehensive information to MobileVest, the options were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         7. In April 1999, MobileVest issued 200,000 shares of its common stock to Southwest Mortgage Corporation in order to replace the 200,000 shares of MobileVest's common stock that Southwest had transferred to MobileVest in September 1998. In September 1998, MobileVest had entered into an acquisition agreement to acquire a mobile home community in Frostproof, Florida. The contract contained a provision that MobileVest provide the seller with 200,000 shares of MobileVest's restricted common stock for a two (2) year period. At the end of the two year period, the seller had the option of keeping the stock or MobileVest would guarantee a purchase buy-out of $300,000. The seller was given information about MobileVest or had it made available and was provided opportunities to ask questions of management about the information provided or made available. Information concerning restrictions on transfer of the acquired securities was also provided. MobileVest reasonably believed that the seller had such knowledge and experience in financial and business matters so as to be capable of evaluating the risk of such investment.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850(l) of the Florida Business Corporation Act, ("FBCA") permits a Florida corporation to indemnify any person who was or is a party to any third party proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person, who was or is a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         Section 607.0850(4) of the FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by independent legal counsel, or, by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Section 607.0850(3), however, provides that to the extent that any officer, director, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection 607.0850(l) or subsection 607.0850(2), or in defense of any claim, issue, or matter therein, the Corporation must indemnify him against expenses actually and reasonably incurred by him in connection therewith.

         Section 607.0850(7) provides further that the indemnification and advancement of expenses provided in Section 607.0850 are not exclusive, and a corporation may make any other or further indemnification of advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, a corporation cannot indemnify or advance expenses to or on behalf of such person if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and the director, officer, employee or agent (a) violated criminal law, unless he had reasonable cause to believe his conduct was not unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where liability under Section 607.0834 (relating to unlawful distribution) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

FINANCIAL STATEMENTS AND EXHIBITS

AUDITED FINANCIAL STATEMENTS FOR DECEMBER 31, 1998 AND 1997

Independent Auditors' Report                                                F-2
Balance Sheet                                                               F-3
Statement of Operations                                                     F-5
Statements of Change in Stockholders' Equity                                F-6
Statements of Cash Flows                                                    F-7
Notes to Financial Statements                                               F-8

UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 1998 AND MARCH 31, 1997

Balance Sheet                                                               F-18
Statements of Operations                                                    F-20
Statements of Changes in Stockholders' Equity                               F-21
Statements of Cash Flows                                                    F-22
Notes to Financial Statements                                               F-23

                                    PART III

ITEM 1.     INDEX TO EXHIBITS
3.1      Articles of Incorporation of MobileVest, Inc. dated May 29, 1999
3.2      Amendment to Articles of Incorporation of MobileVest dated June 30, 1997
3.3      Bylaws of MobileVest, Inc.
10.1     Closing Statements and Warranty Deeds dated June 30, 1997 for the Sebring,
         Florida mobile home community by and between Southwest Mortgage
         Corporation and MobileVest, Inc.
10.2     Contract for sale and purchase between MobileVest, Inc. and Mary
         Stewart dated August 31, 1998 for the acquisition of two mobile home communities in Frostproof, Florida
10.3     Contract for sale and purchase between MobileVest, Inc. and Alan M. Korn dated
         December 31, 1998 for a mobile home community in Lake Wales, Florida
10.4     Agreement dated March 31, 1999 for the purchase and sale between MobileVest,
         Inc. and Mhp Group Four L.C. for a mobile home community in Ft. Myers,
         Florida
10.5     Agreement dated April 27, 1999 for purchase and sale between MobileVest, Inc.
         and JTA, Inc. for a mobile home community in Orlando, Florida
27.1     Financial Data Schedule for the fiscal year ended December 31, 1998
27.2     Financial Data Schedule for the three months ended March 31, 1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, MobileVest caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized on this 4th day of June, 1999.

                                   MOBILEVEST, INC.

                                  /s/ Edgar L. Fox
                                  ---------------------
                                  Edgar L. Fox
                                  Chairman

                                MOBILEVEST, INC.

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997















                                TABLE OF CONTENTS

                                                                         PAGES
                                                                         -----

Independent Auditors' Report                                              F-2

Balance Sheets                                                            F-3

Statements of Operations                                                  F-5

Statements of Changes in Stockholders' Equity                             F-6

Statements of Cash Flows                                                  F-7

Notes to Financial Statements                                             F-8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
 Mobilevest, Inc.
  New Port Richey, Florida


     We have audited the accompanying balance sheets of Mobilevest, Inc. (the Company) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Mobilevest, Inc. as of December 31, 1998 and 1997, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company sustained a net operating loss, had deficit cash flows from operations and a working capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




                                                    KEEFE, McCULLOUGH & CO., LLP


Fort Lauderdale, Florida
April 6, 1999

                                MOBILEVEST, INC.
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                   A S S E T S

                                                        1998         1997
                                                     ----------   ----------
CURRENT ASSETS:
  Cash                                               $    8,546   $    2,749
  Interest receivable                                       864          625
  Prepaid insurance                                       2,590          426
  Current portion of mortgage notes receivable            8,570        4,947
  Investments, trading securities                            --        9,375
                                                     ----------   ----------
          Total current assets                           20,570       18,122
                                                     ----------   ----------
PROPERTY AND EQUIPMENT, at cost or allocated cost:
  Park improvements                                     943,688      381,788
  Buildings                                             492,500      245,000
  Mobile homes                                          112,500       22,500
  Motor vehicles                                         23,337           --
  Furniture and fixtures                                 10,000       10,000
                                                     ----------   ----------
                                                      1,582,025      659,288
  Less accumulated depreciation                          49,122       15,499
                                                     ----------   ----------
                                                      1,532,903      643,789
  Land                                                2,215,713      375,000
                                                     ----------   ----------

          Total property and equipment                3,748,616    1,018,789
                                                     ----------   ----------

OTHER ASSETS:
  Mortgage notes receivable, less current portion        75,543       51,700
  Deposits                                                2,200        9,700
                                                     ----------   ----------

          Total other assets                             77,743       61,400
                                                     ----------   ----------

                   Total assets                      $3,846,929   $1,098,311
                                                     ==========   ==========




              The accompanying notes to financial statements are an
                       integral part of these statements.

                                MOBILEVEST, INC.
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


        L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

                                                                    1998           1997
                                                                 ----------     ----------
CURRENT LIABILITIES:
  Accounts payable                                               $   11,208     $   10,500
  Due to related party                                              168,063             --
  Current portion of debt                                           129,500          9,742
  Accrued expenses                                                   41,917         24,658
  Unearned revenue                                                      550          1,720
                                                                 ----------     ----------

          Total current liabilities                                 351,238         46,620
                                                                 ----------     ----------

DEBT, less current portion                                        2,767,000        657,417
                                                                 ----------     ----------

          Total liabilities                                      $3,118,238        704,037
                                                                 ----------     ----------

STOCKHOLDERS' EQUITY:
  Capital stock, 5,000,000 shares of $1 par value
   preferred stock authorized, but not yet issued                        --             --
  Capital stock, 50,000,000 shares of $.001 par value
   common stock authorized, 7,450,000 and 6,500,000 shares
   issued and outstanding in 1998 and 1997, respectively              7,450          6,500

  Additional paid-in capital                                        905,742        452,214
  Retained earnings (deficit)                                      (184,501)       (64,440)
                                                                 ----------     ----------

          Total stockholders' equity                                728,691        394,274
                                                                 ----------     ----------

                   Total liabilities and stockholders' equity    $3,846,929     $1,098,311
                                                                 ==========     ==========








              The accompanying notes to financial statements are an
                       integral part of these statements.

                                MOBILEVEST, INC.
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 1998 and 1997



                                                                1998          1997
                                                            -----------    -----------
REVENUES                                                    $   183,087    $    42,959
                                                            -----------    -----------

GENERAL AND ADMINISTRATIVE EXPENSES:
  Interest                                                       88,473         35,377
  Management fees                                                58,724         31,450
  Provision for depreciation                                     33,623         15,499
  Repairs and maintenance                                        28,983          3,646
  Power, water and refuse                                        22,481          7,691
  Materials                                                      21,756             --
  Legal and professional                                         21,238          5,220
  Property and other taxes                                       10,442          8,350
  Insurance                                                       5,506          1,491
  Telephone                                                       2,466          1,081
  Office supplies                                                 1,654            792
  Advertising                                                     1,204             --
  Licenses and fees                                               1,079          1,727
                                                            -----------    -----------

          Total general and administrative expenses             297,629        112,324
                                                            -----------    -----------

          Loss from operations                                 (114,542)       (69,365)

OTHER INCOME (EXPENSE):
  Interest income                                                13,857          5,762
  Loss on expiration of real estate purchase option             (19,376)            --
  Unrealized loss on investment                                      --           (837)
                                                            -----------    -----------

          Loss before provision (credit) for income taxes      (120,061)       (64,440)

PROVISION (CREDIT) FOR INCOME TAXES (Note 6)                         --             --
                                                            -----------    -----------

                   Net loss                                 $  (120,061)   $    64,440
                                                            ===========    ===========

                   Earnings (loss) per share                $      (.02)   $      (.01)
                                                            ===========    ===========

                   Weighted shares outstanding                7,450,000      6,500,000
                                                            ===========    ===========








              The accompanying notes to financial statements are an
                       integral part of these statements.

                                MOBILEVEST, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1998 and 1997


                                                                                    Additional        Retained
                                                 Preferred          Common           Paid-In          Earnings
                                                   Stock             Stock           Capital          (Deficit)
                                                   -----             -----           -------          ---------
BALANCES,
  January 1, 1997 (Inception)                    $    --            $    --          $    --           $    --

  Issuance of 3,200,000 shares
   of common stock issued to
   Edgar L. Fox                                       --              3,200               --                --

  Issuance of 1,500,000 shares
   of common stock exchanged
   with Southwest Mortgage
   Corporation (Note 5)                               --              1,500          305,771                --

  Issuance of 1,300,000 shares
   of common stock issued or
   sold to others                                     --              1,300          123,700                --

  Issuance of 10,000 units sold;
   each unit representing 50 shares
   of common stock and 95 redeemable
   stock purchase warrants (total
   500,000 shares and 950,000 warrants)               --                500           22,743                --

  Net loss for the year ended
   December 31, 1997                                  --                 --               --           (64,440)
                                                 -------            -------        ---------        ----------

BALANCES,
  January 1, 1998                                     --              6,500          452,214           (64,440)

  Conversion of 950,000 warrants, each
   warrant representing one share of
   common stock (total 950,000 shares)
   and the sale the of remaining 10,000
   units from the prior year (totaling
   1,450,000 share)                                   --                950          453,528                --

  Net loss for the year ended
   December 31, 1998                                  --                 --               --          (120,061)
                                                 -------            -------        ---------        ----------

BALANCES,
  December 31, 1998                              $    --            $ 7,450        $ 905,742        $ (184,501)
                                                 =======            =======        =========        ==========






              The accompanying notes to financial statements are an
                       integral part of these statements.

                                MOBILEVEST, INC.
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1998 and 1997

                                                                            1998                1997
                                                                        -----------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                              $ (120,061)          $ (64,440)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Provision for depreciation                                              33,623              15,499
    Unrealized loss on investments                                              --                 837
    Changes in assets and liabilities:
     Increase in interest receivable                                          (239)               (625)
     Increase in prepaid insurance                                          (2,164)               (426)
     Decrease in deposits                                                    7,500                  --
     Decrease in accounts receivable                                            --               4,900
     Increase (decrease) in accounts payable                                   708             (30,127)
     Increase in accrued expenses                                           17,259              16,854
     Decrease in unearned revenue                                           (1,170)             (3,130)
                                                                        ----------           ---------

          Net cash used in operating activities                            (64,544)            (60,658)
                                                                        ----------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Collections on mortgage notes receivable                                  12,533               2,023
  Sales of investments                                                       9,375                  --
  Payments for purchase of property and equipment                         (403,139)            (21,340)
  Payments for purchase of investments                                          --             (10,212)
                                                                        ----------           ---------

          Net cash used in investing activities                           (381,231)            (29,529)
                                                                        ----------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock                               454,478              98,243
  Proceeds from debt issuance                                               92,005                  --
  Principal payments on debt                                               (94,911)             (5,307)
                                                                        ----------           ---------

          Net cash provided by financing activities                        451,572              92,936
                                                                        ----------           ---------

                   Net increase in cash                                      5,797               2,749


CASH, January 1                                                              2,749                  --
                                                                        ----------           ---------


CASH, December 31                                                       $    8,546           $   2,749
                                                                        ==========           =========





              The accompanying notes to financial statements are an
                       integral part of these statements.

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - ORGANIZATION AND OPERATIONS

              Mobilevest, Inc. (the Company) commenced operations on January 1, 1997, and, is located in New Port Richey, Florida. The Company purchases, owns and operates a number of mobile home communities in Florida. In addition to the management of such communities, the Company generates revenue through the rental of lots and the sale of new and used mobile homes.

              During the year, the Company acquired three additional mobile home communities located in Lake Wales, Florida and Frostproof, Florida. The acquisitions were financed through additional debt issued by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Provision for depreciation:

              Depreciation is provided for using the straight-line method over the estimated useful lives for each asset which are as follows:

             Park improvements                                 15-20 years
             Buildings                                            40 years
             Mobile homes                                         40 years
             Motor vehicles                                        5 years
             Furniture and fixtures                             7-10 years

              Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

     Use of estimates:

              The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Cash equivalents:

              For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

     Unearned revenue:

              Tenants are billed and lot space rental earned on a monthly basis. Lot rental fees received in advance of billings are held as unearned revenue and recognized when the lot rental has been provided.

     Stock based compensation:

              Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     Advertising

              The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense amounted to $1,204 for the year ended December 31, 1998.

     Earnings (loss) per share:

              Earning (loss) per share is calculated based on the weighted average number of common shares outstanding during the year.

     Reclassifications:

              Certain prior year amounts have been reclassified in order to conform with the current year presentation.

NOTE 3 - DEBT

                                                                                 1998                         1997
                                                                               ---------                    ---------

   Mortgage note payable to an individual in monthly interest installments of various amounts ranging from $7,583 to
   $9,750 until January, 2004, at which time the entire
   principal balance is due. Collateralized by real property
   with a net book value of approximately $1,500,000.                          $1,300,000                   $     --

   Mortgage note payable to an individual in monthly
   installments of $9,000 including principal and interest at
   9% through September, 2002, at which time the remaining
   balance is due. This note is collateralized by real property
   with a net book value of approximately $1,300,000.                             842,066                         --

   Mortgage note payable to an individual in monthly
   installments of $3,632 including principal and interest at
   8% through December, 2003, at which time the remaining
   balance is due. This note is collateralized by real property
   with a net book value of approximately $839,000.                               470,596                    476,285

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 3 - DEBT (continued)




   Mortgage note payable to an individual in monthly
   installments of $948 including principal and interest at 14%
   until May, 2000, at which time the remaining balance is due.
   Collateralized by real property with a net book value of
   approximately $180,000.                                                         79,460                     79,692

   Mortgage note payable to an individual in monthly
   installments of $661 including principal and interest at 12%
   through November, 2003, at which time the remaining balance is due. This note is collateralized by real property with a
   net book value of approximately $839,000.                                       55,055                     56,293

   Mortgage note payable to an individual in monthly
   installments of $573 including principal and interest at 8%
   through August, 1999, at which time the remaining balance is
   due. Collateralized by real property with a net book value of                   52,306                     54,889
   approximately $839,000.

   Note payable to an individual including principal and
   interest at 16% due in March, 1999, and subsequent to year
   end extended until May, 1999. The note is uncollateralized.                     48,005                         --

   Note payable to an individual including principal and
   interest at 6% due in August, 1999. The note is
   uncollateralized.                                                               33,250                         --

   Note payable to a bank, payable in monthly installments of
   $392 including interest at 4.90%, collateralized by a motor vehicle with a net book value of approximately $18,000.
                                                                                   15,762                         --
   Less current portion                                                       -----------                 ----------
                                                                                2,896,500                    667,159
                                                                                  129,500                      9,742
                                                                              -----------                 ----------

                                                                              $ 2,767,000                 $  657,417
                                                                              ===========                 ==========

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 3 - DEBT (continued)

              Future debt principal payments in the aggregate are approximately as follows:

              Year ending
              December 31                     1998               1997
              -----------                 -----------        ----------

                 1998                     $        --        $   10,000
                 1999                     $   129,500        $   60,000
                 2000                     $   131,400        $   87,000
                 2001                     $    56,900        $    9,000
                 2002                     $   748,100        $   10,000
                 2003                     $    14,500        $       --
              Thereafter                  $ 1,816,100        $  491,000


NOTE 4 - MORTGAGE NOTES RECEIVABLE

              The Company, in connection with its acquisition of certain property in exchange for common stock from Southwest Mortgage Corporation (Note 5), obtained seven mortgage notes receivable aggregating approximately $68,000. Six have remaining balances totaling approximately $56,000 at December 31, 1998.

              During the year, the Company obtained four additional mortgage notes receivable which have remaining balances of approximately $28,100 at December 31, 1998.

              The Company receives monthly payments totaling $1,540, including principal and interest, with interest rates ranging from 6.0% to 14.3% through July, 2001, and at lesser amounts thereafter until June, 2008. The Company holds titles to mobile homes as collateral for these notes.


NOTE 5 - RELATED PARTY TRANSACTIONS

              The Company has entered into employment agreements with stockholders Edgar L. Fox, and Dennis Fox, which are renewable in one year terms unless terminated. Under the terms of the agreements, they each receive $40,000 per year for their services. Due to a lack of available funds, a total of $42,000 and $31,000 in management fees in 1998 and 1997, respectively, were paid to them or entities they own, with the differences waived. Prior to these agreements, Edgar L. Fox and certain others received common stock in the Company in exchange for their services.

              In addition to the employment agreements mentioned above, the Company acquired all the assets and liabilities relating to mobile homes communities of Southwest Mortgage Corporation, a company wholly owned by Edgar L. Fox, purchasing real property and other assets for approximately $1,079,000 and assumed certain related liabilities of approximately $719,000 in exchange for 1,500,000 shares of common stock.

              The balance owed to Southwest Mortgage Corporation is non-interest bearing and at December 31, 1998 was $168,063. A significant portion of the balance relates to the purchase of a mobile home community located in Frostproof, Florida. The contract contained a provision that Southwest Mortgage Corporation (wholly owned by Edgar L. Fox) provide 200,000 shares of Company common stock it owned. The stock has a two year sale restriction, after which it may be retained by the seller or repurchased for a guaranteed price of $300,000. $200,000 of the repurchase amount is evidenced by a promissory note given by Mobilevest, Inc. with the remaining $100,000 personally guaranteed by Edgar L. Fox (Note 10).

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 6 - PROVISION (CREDIT) FOR INCOME TAXES

              Deferred taxes, if applicable, are provided at the combined effective Federal and state statutory rates on timing differences which occur when certain income and expense items are recognized at different times for financial reporting and tax purposes.

              The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision (credit) shown on the accompanying statement of operations is zero, and a deferred tax asset of approximately $69,000 generated from net operating losses offset in its entirety by a valuation allowance. Net operating loss carryforwards for both financial reporting and tax purposes total approximately $184,000. The tax losses expire $64,000 in 2012 and $120,000 in 2018.


NOTE 7 - PRIVATE PLACEMENT AND OTHER EQUITY TRANSACTIONS

              In April, 1997, the Company began a private placement of it's common stock, issuing 10,000 units at $5 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants were exercisable for one share of common stock at $1 per share and were converted in April, 1998 and sold throughout the year for approximately $454,500.

              Further, in November, 1998, the Company granted 800,000 options to purchase common stock at $.25 per share to certain directors for services provided. These options can be exercised anytime, with written notice and payment to the Company, until November, 2003.


NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION

              Supplemental Disclosure of Cash Flow Information:

                                                                     1998                 1997
                                                                 -----------          -----------
                  Cash received during the year for -
                   Interest                                      $    13,618          $     5,137

                  Cash paid during the year for -
                   Interest                                      $    81,428          $    33,099


              Noncash Investing and Financing Activities:


                  Purchases of property and
                   equipment                                     $ 2,763,450           $   28,340

                  Mortgage notes receivable obtained
                   in connection with purchase of
                   property and equipment.                           (40,000)                  --

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


     NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION (continued)




                  Debt issued in connection
                   with purchases of property
                   and equipment                                  (2,320,311)                  --

                  Accounts payable relating to
                   acquisition                                            --               (7,000)
                                                                   ---------          -----------

                           Cash paid for property
                            and equipment                        $   403,139          $    21,340
                                                                 ===========          ===========

                  Sale of common stock                           $   454,478          $   458,714

                  Debt assumed in connection with
                   sale of common stock                                   --              672,466

                  Other liabilities relating to
                   sale of common stock                                   --               46,281

                  Other assets received relating to
                   sale of common stock                                   --              (73,270)

                  Property and equipment received
                   in connection with sale of
                   common stock                                           --           (1,005,948)
                                                                 -----------          -----------

                           Cash received on sale
                            of common stock                      $   454,478          $    98,243
                                                                 ===========          ===========



     NOTE 9 - GOING CONCERN MATTERS

              As reflected in the Company's financial statements the Company has sustained net operating losses of $64,440 and $102,061 for the years ended December 31, 1997 and 1998. Further, at December 31, 1998, the Company's current liabilities exceeded current assets by $330,668.

              The management and owners of the Company are committed to subsidizing and operating the Company until profitable future operations can be achieved. In that connection the following actions have been taken:

              (1) As of December 31, 1998, the Company's investment banker has successfully raised $602,721 of net proceeds in a Rule 504 Regulation D offering during 1997 and 1998 (Note
                      7). Approximately $200,000 of this offering remains to be raised. The Company's investment banker anticipates completing the offering no later than September 30, 1999. These proceeds will be used to fund operating losses and pay the cost of registering the Company's securities with the Securities and Exchange Commission (SEC).

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


     NOTE 9 - GOING CONCERN MATTERS (continued)

              (2) The Company intends to improve cash flow and profitability by acquiring other mobile home parks as described in Note 10.

              (3) The Company is negotiating with several entities concerning the private placement of up to $5,000,000 in additional common stock.

              (4) The Company has improved and expanded its managerial, financial and marketing capabilities by hiring a number of key executives subsequent to year end.


NOTE 10 - SUBSEQUENT EVENTS

              Subsequent to year end, the Company signed a letter of intent to acquire eight mobile home parks located in central Florida for approximately $24 million, the transaction to close in September, 1999. These acquisitions will be accomplished with approximately $19 million in cash, debt issued and Company common stock which will in all cases equal a valuation of approximately $5 million at the closing date.

              In connection with this letter of intent, the Company has placed no deposits with the sellers and has not been granted any exclusive purchase options. The Company is in the process of investigating the properties and raising the funds necessary to consummate the transactions before the expected closing date. Through April, 1999, the Company has entered into purchase agreements with two mobile home parks above which total approximately $2.75 million.

              During March 1999, the Company engaged a law firm to prepare the Form 10SB for the registration of its securities with the SEC. Beginning in January, 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already listed on the exchange were given deadlines to file a registration statement with the SEC. Although the Company is not required to register until February, 2000, management has decided that taking this action early will enable it to progress more rapidly towards its goal of closing a private placement.

              In addition, in May, 1999, the Company issued 200,000 shares of common stock to Southwest Mortgage Corporation (a stockholder and related party) and canceled the promissory note discussed in Note 5.

                                MOBILEVEST, INC.

                              FINANCIAL STATEMENTS


               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                                Mobilevest, Inc.






                           INTERNAL PREPARER'S LETTER




The Board of Directors
Mobilevest, Inc.



The attached balance sheet of Mobilevest, Inc. ("the Company") as of March 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the periods then ended were prepared internally, in accordance with generally accepted accounting principles, from the Company's accounting records by Company personnel and have not been audited. The most recent audit was conducted as of December 31, 1998.

I am aware of no material errors or misrepresentations in the statements as to the financial position of Mobilevest, Inc.






                                                 Charles Tokarz
                                                 Chief Financial Officer

May 27, 1999

                                MOBILEVEST, INC.
                                 BALANCE SHEETS
                             March 31, 1999 and 1998


                                   A S S E T S

                                                                                           1999                1998
                                                                                        ----------          ----------


CURRENT ASSETS:
  Cash                                                                                  $   31,475          $    2,155
  Interest receivable                                                                          864                 625
  Prepaid insurance                                                                          2,866                 426
  Current portion of mortgage notes receivable                                              11,341               5,187
  Investments, trading securities                                                                -               9,375
                                                                                        ----------          ----------

    Total current assets                                                                    46,546              17,768
                                                                                        ----------          ----------


PROPERTY AND EQUIPMENT, at cost or allocated cost:
  Park improvements                                                                        943,688             381,788
  Buildings                                                                                492,500             245,000
  Mobile homes                                                                             112,500              39,200
  Motor vehicles                                                                            18,020                   -
  Furniture and fixtures                                                                    10,000              10,000
  Machinery and equipment                                                                    5,317                   -
                                                                                        ----------          ----------
                                                                                         1,582,025             675,988
  Less accumulated depreciation                                                             65,982              21,499
                                                                                        ----------          ----------
                                                                                         1,516,043             654,489
  Land                                                                                   2,215,713             375,000
                                                                                        ----------          ----------

    Total property and equipment                                                         3,731,756           1,029,489
                                                                                        ----------          ----------


OTHER ASSETS:
  Mortgage notes receivable, less current portion                                           76,267              50,351
  Deposits                                                                                   2,200              10,000
                                                                                        ----------          ----------

    Total other assets                                                                      78,467              60,351
                                                                                        ----------          ----------

      Total assets                                                                      $3,856,769          $1,107,608
                                                                                        ==========          ==========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                MOBILEVEST, INC.
                                 BALANCE SHEETS
                             March 31, 1999 and 1998


       L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

                                                                                           1999                 1998
                                                                                         ----------          ----------


CURRENT LIABILITIES:
  Accounts payable                                                                       $   12,842          $   16,436
  Due to related party                                                                      154,564              30,062
  Current portion of debt                                                                   179,260               9,959
  Accrued expenses                                                                           48,290              26,608
  Unearned revenue                                                                            3,438               1,720
                                                                                         ----------          ----------

    Total current liabilities                                                               398,394              84,785
                                                                                         ----------          ----------


DEBT, less current portion                                                                2,705,569             654,848
                                                                                         ----------          ----------

    Total liabilities                                                                     3,103,963             739,633
                                                                                         ----------          ----------


STOCKHOLDERS' EQUITY:
  Capital stock, 5,000,000 shares of $1 par value
    preferred stock authorized, but not yet issued
  Capital stock, 50,000,000 shares of $.001 par value
    common stock authorized, 7,450,000 and 6,500,000 shares
    issued and outstanding in 1999 and 1998, respectively                                     7,450               6,500
  Additional paid-in capital                                                                957,541             451,583
  Retained earnings (deficit)                                                              (212,185)            (90,108)
                                                                                         ----------          ----------

    Total stockholders' equity                                                              752,806             367,975
                                                                                         ----------          ----------

      Total liabilities and stockholders' equity                                         $3,856,769          $1,107,608
                                                                                         ==========          ==========



                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                MOBILEVEST, INC.
                            STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 1999 and 1998


                                                                                                 1999              1998
                                                                                              ----------        ----------

REVENUES                                                                                      $  116,660        $   18,510

GENERAL AND ADMINISTRATIVE EXPENSES:
  Interest                                                                                        51,113            15,089
  Power, water and refuse                                                                         21,439             4,582
  Management fees                                                                                 19,600            13,400
  Provision for depreciation                                                                      16,860             6,000
  Legal and professional                                                                          10,164                 -
  Property and other taxes                                                                         8,567             1,950
  Repairs and maintenance                                                                          7,488             2,175
  Insurance                                                                                        4,690             1,354
  Telephone                                                                                        2,035               351
  Office supplies                                                                                  2,158               111
  Licenses and fees                                                                                1,333               881
  Vehicle expense                                                                                    788                 -
  Advertising                                                                                        108                44
                                                                                              ----------        ----------


    Total general and administrative expenses                                                    146,343            45,937
                                                                                              ----------        ----------

    Loss from operations                                                                         (29,683)          (27,427)

OTHER INCOME:
  Interest income                                                                                  1,999             1,759
                                                                                              ----------        ----------

    Loss before provision (credit) for income taxes                                              (27,684)          (25,668)

PROVISION (CREDIT) FOR INCOME TAXES (Note 6)                                                           -                 -
                                                                                              ----------        ----------


    Net loss                                                                                  $  (27,684)       $  (25,668)
                                                                                              ==========        ==========



    Loss per share                                                                            $    (0.00)       $    (0.00)
                                                                                              ==========        ==========

    Weighted shares outstanding                                                                7,450,000         6,500,000
                                                                                              ==========        ==========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                                          MOBILEVEST, INC.
                                           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                         For the Three Months Ended March 31, 1999 and 1998


                                                                                    Additional
                                               Preferred           Common            Paid-In           Retained
                                                 Stock             Stock             Capital            Deficit            Total
                                               ---------           ------           ----------         --------            -----

BALANCES,
  January 1, 1999                               $      -           $  7,450          $905,742          $(184,501)        $728,691

  Sales of additional shares from
    the 950,000 warrants converted
    in the prior year                                  -                  -            51,799                  -           51,799

  Net loss for the three months ended
    March 31, 1999                                     -                  -                 -            (27,684)         (27,684)
                                                --------           --------          --------          ---------         --------

BALANCES,
  March 31, 1999                                $      -           $  7,450          $957,541          $(212,185)        $752,806
                                                ========           ========          ========          =========         ========






BALANCES,
  January 1, 1998                               $      -           $  6,500          $452,214          $ (64,440)        $394,274

  Sales of additional units from
    the 10,000 units issued the
    prior year                                         -                  -             7,900                  -            7,900

  Costs incurred with the sale of
    additional units and prospective
    conversion of 950,000 warrants                     -                  -            (8,531)                 -           (8,531)

  Net loss for the three months ended
    March 31, 1998                                     -                  -                 -            (25,668)         (25,668)
                                                --------           --------          --------          ---------         --------

BALANCES,
  March 31, 1998                                $      -           $  6,500          $451,583          $ (90,108)        $367,975
                                                ========           ========          ========          =========         ========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                MOBILEVEST, INC.
                            STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 1999 and 1998


                                                                                               1999                1998
                                                                                             --------            --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                                   $(27,684)           $(25,668)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Provision for depreciation                                                                 16,860               6,000
    Changes in assets and liabilities:
      Increase in prepaid insurance                                                              (276)                  -
      Increase in deposits                                                                          -                (300)
      Increase in accounts payable                                                              1,634               5,936
      Increase in accrued expenses                                                              6,373               1,950
      Increase in unearned revenue                                                              2,888                   -
                                                                                             --------            --------

        Net cash used in operating activities                                                    (205)            (12,082)
                                                                                             --------            --------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Issuance of mortgage notes receivable                                                       (38,683)                  -
  Cancellation of mortgage notes receivable                                                    33,397                   -
  Collections on mortgage notes receivable                                                      1,791               1,109
  Payments for purchase of property and equipment                                                   -             (16,700)
                                                                                             --------            --------

        Net cash used in investing activities                                                  (3,495)            (15,591)


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock, net of costs                                     51,799                (631)
  Proceeds from debt issuance                                                                       -              27,710
  Principal payments on debt                                                                  (25,170)                  -
                                                                                             --------            --------

        Net cash provided by financing activities                                              26,629              27,079
                                                                                             --------            --------

          Net increase in cash                                                                 22,929                (594)


CASH, January 1                                                                                 8,546               2,749
                                                                                             --------            --------


CASH, March 31                                                                               $ 31,475            $  2,155
                                                                                             ========            ========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND OPERATIONS

              Mobilevest, Inc. (the Company) commenced operations on January 1, 1997, and, is located in New Port Richey, Florida. The Company purchases, owns and operates a number of mobile home communities in Florida. In addition to the management of such communities, the Company generates revenue through the rental of lots and the sale of new and used mobile homes.

              During the year, the Company acquired three additional mobile home communities located in Lake Wales, Florida and Frostproof, Florida. The acquisitions were financed through additional debt issued by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Provision for depreciation:

              Depreciation is provided for using the straight-line method over the estimated useful lives for each asset which are as follows:

                    Park improvements                            15-20 years
                    Buildings                                       40 years
                    Mobile homes                                    40 years
                    Motor vehicles                                   5 years
                    Furniture and fixtures                        7-10 years
                    Machinery and equipment                         10 years

              Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

     Use of estimates:

              The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Cash equivalents:

              For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

     Unearned revenue:

              Tenants are billed and lot space rental earned on a monthly basis. Lot rental fees received in advance of billings are held as unearned revenue and recognized when the lot rental has been provided.

     Stock based compensation:

              Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     Advertising

              The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense amounted to $ 108 and $ 44 for the three months ended March 31, 1999 and 1998, respectively.

     Earnings (loss) per share:

              Earning (loss) per share is calculated based on the weighted average number of common shares outstanding during the year.

     Reclassifications:

              Certain prior year amounts have been reclassified in order to conform with the current year presentation.

NOTE 3 - DEBT

                                                                                           1999               1998
                                                                                         --------           -------

                   Mortgage note payable to an individual in monthly interest installments of various amounts ranging from $ 7,583 to
                   $ 9,750 until January, 2004, at which time the entire principal balance is due. Collateralized by real property with a net
                   book value of approximately $ 1,500,000.                            $1,300,000         $       --

                   Mortgage note payable to an individual in monthly
                   installments of $ 9,000 including principal and interest at
                   9% through September, 2002, at which time the remaining
                   balance is due. This note is collateralized by real property
                   with a net book value of approximately $ 1,300,000.                    833,952                 --

                   Mortgage note payable to an individual in monthly
                   installments of $ 3,632 including principal and interest at
                   8% through December, 2003, at which time the remaining
                   balance is due. This note is collateralized by real property
                   with a net book value of approximately $ 839,000.                      469,102            474,905

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998


NOTE 3 - DEBT (continued)


                   Mortgage note payable to an individual in monthly
                   installments of $ 948 including principal and interest at 14%
                   until May, 2000, at which time the remaining balance is due.
                   Collateralized by real property with a net book value of
                   approximately $ 180,000.                                                79,396             79,642

                   Mortgage note payable to an individual in monthly
                   installments of $ 661 including principal and interest at 12%
                   through November, 2003, at which time the remaining balance is due. This note is collateralized by real property with a
                   net book value of approximately $ 839,000.                              54,722             55,997

                   Mortgage note payable to an individual in monthly
                   installments of $ 573 including principal and interest at 8%
                   through August, 1999, at which time the remaining balance is due. Collateralized by real property with a net book value of
                   approximately $ 839,000.                                                51,628             54,263

                   Note payable to an individual including principal and
                   interest at 16% due in March, 1999, and subsequent to year
                   end extended until May, 1999. The note is uncollateralized.             48,005                 --

                   Note payable to an individual including principal and
                   interest at 6% due in August, 1999. The note is
                   uncollateralized.                                                       33,250                 --

                   Note payable to a bank, payable in monthly installments of
                   $ 392 including interest at 4.90%, collateralized by a motor
                   vehicle with a net book value of approximately $ 18,000.                14,774                 --
                                                                                       ----------         ----------
                   Less current portion                                                 2,884,829            664,807
                                                                                          173,214              9,959
                                                                                       ----------         ----------

                                                                                       $2,711,615         $  654,848
                                                                                       ==========         ==========

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998


NOTE 3 - DEBT (continued)

              Future debt principal payments in the aggregate are approximately as follows:

                          Year ending
                            March 31                              1999               1998
                          -----------                         ----------         -----------

                             1999                             $       --         $    9,959
                             2000                                179,260             59,650
                             2001                                129,360             87,600
                             2002                                 54,760              9,200
                             2003                                734,750             11,800
                             2004                              1,786,700            486,600
                          Thereafter                                  --                 --



NOTE 4 - MORTGAGE NOTES RECEIVABLE

              The Company, in connection with its acquisition of certain property in exchange for common stock from Southwest Mortgage Corporation (Note 5), obtained seven mortgage notes receivable aggregating approximately $ 68,000. Four have remaining balances totaling approximately $ 28,000 at March 31, 1999.

              During the three months ended March 31, 1999, the Company obtained four additional mortgage notes receivable which have remaining balances of approximately $ 38,683 at March 31, 1999.

              The Company receives monthly payments totaling $ 1,768, including principal and interest, with interest rates ranging from 6.0% to 14.3% through July, 2001, and at lesser amounts thereafter until February, 2009. The Company holds titles to mobile homes as collateral for these notes.

NOTE 5 - RELATED PARTY TRANSACTIONS

              The Company has entered into employment agreements with stockholders Edgar L. Fox, and Dennis Fox, which are renewable in one year terms unless terminated. Under the terms of the agreements, they each receive $ 40,000 per year for their services. Due to a lack of available funds, a total of $ 12,000 and $ 11,000 in management fees in the three months ended March 3I, 1999 and 1998, respectively, were paid to them or entities they own, with the differences waived. Prior to these agreements, Edgar L. Fox and certain others received common stock in the Company in exchange for their services.

              In addition to the employment agreements mentioned above, the Company acquired all the assets and liabilities relating to mobile homes communities of Southwest Mortgage Corporation, a company wholly owned by Edgar L. Fox, purchasing real property and other assets for approximately $ 1,079,000 and assumed certain related liabilities of approximately
     $ 719,000 in exchange for 1,500,000 shares of common stock.

              The balance owed to Southwest Mortgage Corporation is non-interest bearing and at March 31, 1999 was $ 154,564. A significant portion of the balance relates to the purchase of a mobile home community located in Frostproof, Florida. The contract contained a provision that Southwest Mortgage Corporation (wholly owned by Edgar L. Fox) provide 200,000 shares of Company common stock it owned. The stock has a two year sale restriction, after which it may be retained by the seller or repurchased for a guaranteed price of $ 300,000. $ 200,000 of the repurchase amount is evidenced by a promissory note given by Mobilevest, Inc. with the remaining $ 100,000 personally guaranteed by Edgar L. Fox (Note 10).

                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998


NOTE 6 - PROVISION (CREDIT) FOR INCOME TAXES

              Deferred taxes, if applicable, are provided at the combined effective Federal and state statutory rates on timing differences which occur when certain income and expense items are recognized at different times for financial reporting and tax purposes.

              The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision (credit) shown on the accompanying statement of operations is zero, and a deferred tax asset of approximately $ 69,000 generated from net operating losses offset in its entirety by a valuation allowance. Net operating loss carryforwards for both financial reporting and tax purposes total approximately $ 184,000. The tax losses expire $ 64,000 in 2012 and $ 120,000 in 2018.


NOTE 7 - PRIVATE PLACEMENT AND OTHER EQUITY TRANSACTIONS

              In April, 1997, the Company began a private placement of it's common stock, issuing 10,000 units at $ 5 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants were exercisable for one share of common stock at $ 1 per share and were converted in April, 1998 and sold throughout the year for approximately $ 506,300.

              Further, in November, 1998, the Company granted 800,000 options to purchase common stock at $ .25 per share to certain directors for services provided. These options can be exercised anytime, with written notice and payment to the Company, until November, 2003.


NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION

              Supplemental Disclosure of Cash Flow Information:

                                                                         1999                 1998
                                                                       -------              -------
                  Cash received during 3 months for -
                    Interest                                           $ 1,999              $ 1,759

                  Cash paid during the 3 months for -
                    Interest                                           $51,113              $15,089


                                MOBILEVEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1999 and 1998

     NOTE 9 - GOING CONCERN MATTERS

              As reflected in the Company's financial statements the Company has sustained net operating losses of $ 27,684 and $ 25,668 for the three months ended March 31, 1999 and 1998, respectively Further, at March 31, 1999, the Company's current liabilities exceeded current assets by $ 345,802.

              The management and owners of the Company are committed to subsidizing and operating the Company until profitable future operations can be achieved. In that connection the following actions have been taken:

              (1) As of March 31, 1999, the Company's investment banker has successfully raised $ 654,520 of net proceeds in a Rule 504 Regulation D offering during 1997, 1998 and 1999 (Note
                      7). Approximately $ 150,000 of this offering remains to be raised. The Company's investment banker anticipates completing the offering no later than September 30, 1999. These proceeds will be used to fund operating losses and pay the cost of registering the Company's securities with the Securities and Exchange Commission (SEC).

              (2) The Company intends to improve cash flow and profitability by acquiring other mobile home parks as described in Note 10.

              (3) The Company is negotiating with several entities concerning the private placement of up to $ 5,000,000 in additional common stock.

              (4) The Company has improved and expanded its managerial, financial and marketing capabilities by hiring a number of key executives.


NOTE 10 - SUBSEQUENT EVENTS

              During March 1999, the Company signed a letter of intent to acquire eight mobile home parks located in central Florida for approximately $ 24 million, the transaction to close in September, 1999. These acquisitions will be accomplished with approximately $ 19 million in cash, debt issued and Company common stock which will in all cases equal a valuation of approximately $ 5 million at the closing date.

              In connection with this letter of intent, the Company has placed no deposits with the sellers and has not been granted any exclusive purchase options. The Company is in the process of investigating the properties and raising the funds necessary to consummate the transactions before the expected closing date. Through April, 1999, the Company has entered into purchase agreements with two of the mobile home parks above which total approximately $ 2.75 million.

              During March 1999, the Company engaged a law firm to prepare the Form 10SB for the registration of its securities with the SEC. Beginning in January, 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already listed on the exchange were given deadlines to file a registration statement with the SEC. Although the Company is not required to register until February, 2000, management has decided that taking this action early will enable it to progress more rapidly towards its goal of closing a private placement.

              In addition, in May, 1999, the Company issued 200,000 shares of common stock to Southwest Mortgage Corporation (a stockholder and related party) and canceled the $ 200,000 promissory note discussed in Note 5.